
February 14, 2011

Via Facsimile and U.S. Mail

Mr. David B. Kaysen
President
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, MN   55343

> **Re: Uroplasty, Inc.**
> **Form 10-K for fiscal year ended March 31, 2010**
> **Filed May 28, 2010**
> **Form 10-K/A filed June 18, 2010**
> **File No. 1-32632**

Dear Mr. Kaysen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended March 31, 2010

Note 7 – Business Segment Information, page F-21

1.   If revenues from external customers attributed to an individual foreign country within "All other foreign countries" are material, please revise future filings to separately disclose those revenues. Refer to ASC 280-10-50-41(a).   This comment also applies to Note 16 in your Form 10-Q for the quarterly period ended December 31, 2010.

Annual Report on Form 10-K, as amended on June 18, 2010

2.   Each exhibit filed with your amended Form 10-K on June 18, 2010 appears to refer to an incorrect annual report on Form 10-K. Therefore, please file an amendment to that filing, including all required disclosure and exhibits, such as the disclosure required in Part III and the exhibits required by Regulation S-K Item 601(b)(31) and (32).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kaitlin Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney at (202) 551-6262 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief